FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2002

Advantest Corporation
(Translation of Registrant's Name Into English)

Shinjuku-NS Building
4-1 Nishi-Shinjuku 2-chome
Shinjuku-ku
Tokyo 163-0880
Japan
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _______)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Advantest Corporation

By: ______________________

Name: Hitoshi Owada

Title: Managing Director and Senior Vice President, Administration and Finance Division

Date: August 20, 2002

Materials Contained in this Report:

1. Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in connection with the Annual Report of Advantest Corporation on Form 20-F for the period ended March 31, 2002 that was filed with the Securities and Exchange Commission on August 20, 2002.

Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, each of the undersigned officers of Advantest Corporation, a Japanese corporation (the "Company"), does hereby certify that, to such officer's knowledge:

1. the accompanying Annual Report of the Company on Form 20-F for the period ended March 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Hiroshi Oura
Representative Director,
Chairman of the Board and Chief Executive Officer
August 20 , 2002

Hitoshi Owada
Managing Director (principal financial and accounting officer)
August 20 , 2002

This certification is being furnished solely pursuant to 18 U.S.C. Section 1350 and is not being filed as part of the Form 20-F or as a separate disclosure document.